SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 5 February 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



Press Release
February 5, 2004




                             BP BOARD ANNOUNCEMENT

The board of BP p.l.c. announced today that it has appointed Mr. Antony Burgmans as a non-executive director of the company with immediate effect. Mr. Burgmans, 56, is the chairman of Unilever N.V. and vice-chairman Unilever PLC. After completing his education in The Netherlands, Sweden and the UK, Mr. Burgmans joined Unilever in 1972 and has held a number of posts for Unilever throughout the world, with a clear focus on marketing.

Mr. Burgmans is a member of the supervisory board of ABN Amro Bank, a member of the international advisory board of Allianz AG, co-chairman of the Global Commerce Initiative and chairman of the supervisory board of Mauritshuis Museum in The Hague.


Further enquiries:

BP press office, +44 (0)207 496 4076/4358

- ENDS-

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 5 February 2004                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary